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                            April 15, 2024

       Jacob Sayer
       Chief Financial Officer
       Form 10-K for the year ended December 31, 2023
       2000 Center Drive, Suite East A401
       Hoffman Estates, Illinois 60192

                                                        Re: Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-38952

       Dear Jacob Sayer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended 12/31/23

       Controls and Procedures
       Management's Report on Internal Control over Financial Reporting, page
58

   1. We note your disclosure regarding the identification of control deficiencies which
                                                        "resulted in material
errors to our inventory excess and obsolescence reserve and deferred tax asset valuation
allowance that have been corrected in the consolidated financial statements as of and
for the year ended December 31, 2023." To help us better understand your disclosure, please
quantify the errors and disclose the reporting periods impacted.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777
       with any questions.
 Jacob Sayer
Form 10-K for the year ended December 31, 2023
April 15, 2024
Page 2

FirstName LastNameJacob Sayer                       Sincerely,
Comapany NameForm 10-K for the year ended December 31, 2023
                                                    Division of Corporation
Finance
April 15, 2024 Page 2                               Office of Manufacturing
FirstName LastName